   As filed with the Securities and Exchange Commission on January 13, 1998

                        Registration No. 333-42227

                        Registration No. 333-42227-01

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


  FIDELITY BANKSHARES, INC.                         FIDELITY CAPITAL TRUST I
  -------------------------                         ------------------------
 (Exact name of registrant as                    (Exact name of registrant as
    specified in its charter)                     specified in its charter)

        Delaware                 65-0717085                   Delaware                   Applied For
   -------------------         ---------------             ---------------            ----------------
 (State of Incorporation       (I.R.S. Employer        (State of Incorporation        (I.R.S. Employer
    or Organization)          Identification Number)       or Organization)           Identification Number)

                               218 Datura Street
                     West Palm Beach, Florida  33401-5679
                                (561) 659-9900
                     ------------------------------------
              (Address, including ZIP Code, and telephone number
                including area code, of registrants' principal
                              executive offices)


                               Vince A. Elhilow
                     President and Chief Executive Officer
                           Fidelity Bankshares, Inc.
                               218 Datura Street
                      West Palm Beach, Florida 33401-5079
                    ---------------------------------------
           (Name, address, including ZIP Code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:

             Alan Schick, Esq.                      Alison W. Miller, Esq.
              Ned Quint, Esq.                       Michael I. Keyes, Esq.
Luse Lehman Gorman Pomerenk & Schick, P.C.     Stearns Weaver Miller Weissler
  5335 Wisconsin Avenue, N.W., Suite 400          Alhadeff & Sitterson, P.A.
          Washington, D.C.  20015            150 West Flagler Street, Suite 2200
              (202) 274-2000                        Miami, Florida 33130
                                                      (305) 789-3200

-------------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [_].

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box [X].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [_].


                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------

                                                                   Proposed           Proposed
                                                                    maximum           maximum
       Title of each class of security      Amount to be          offering price      aggregate           Amount of
            to be registered(4)              registered             per share       offering price     registration fee(5)
------------------------------------------------------------------------------------------------------------------------------------

  Trust Preferred Securities, of Fidelity       2,875,000(1)         $10.00          $28,750,000           $8,482
  Capital Trust I
------------------------------------------------------------------------------------------------------------------------------------

  Junior Subordinated  Deferrable Interest      2,875,000               100%            N/A                  N/A
  Debentures  of Fidelity Bankshares, Inc.(2)
------------------------------------------------------------------------------------------------------------------------------------

  Fidelity Bankshares, Inc. Guarantee with         N/A                N/A               N/A                  N/A
  respect to Trust Preferred Securities(3)
------------------------------------------------------------------------------------------------------------------------------------

  Total                                         2,875,000            $10.00          $28,750,000           $8,482
------------------------------------------------------------------------------------------------------------------------------------


(1) Includes up to 375,000 additional Trust Preferred Securities which may be acquired by the Underwriter to cover over-allotments, if any.
(2) The ___% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") will be purchased by Fidelity Capital Trust I with the proceeds of the sale of the Trust Preferred Securities (the "Preferred Securities"). No separate consideration will be received for the Junior Subordinated Debentures distributed upon any liquidation of Fidelity Capital Trust I.
(3) No separate consideration will be received for the Fidelity Bankshares, Inc. Guarantee (the "Guarantee").
(4) This Registration Statement is deemed to cover the Junior Subordinated Debentures under the Indenture, the rights of holders of Preferred Securities of Fidelity Capital Trust I under a trust agreement and the rights of holders of the Preferred Securities under the Guarantee and the Expense Agreement entered into by Fidelity Bankshares, Inc. as described herein.
(5)  Previously filed.

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

                                                              Amount
                                                              ------
     *    Legal Fees and Expenses......................    $   75,000
     *    Printing and Mailing.........................        25,000
     *    Accounting Fees and Expenses.................        55,000
     *    Marketing Fees and Expenses..................     1,033,750
     *    Filing Fees..................................         8,500
          Nasdaq Listing Fee...........................        17,500
     *    Other Expenses...............................        20,000
                                                           ----------
     *    Total........................................    $1,234,750
                                                           ==========

--------------
*    Estimated

Item 15.  Indemnification of Directors and Officers

     Article TENTH of the Certificate of Incorporation of Fidelity Bankshares, Inc. (the "Company") provides for indemnification of directors and officers of the Company as follows:

     A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

     B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

     C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise shall be on the Corporation.

     D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise.

     E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

     Under the Trust Agreement of the Trust Issuer, Fidelity Bankshares, Inc. will agree to indemnify each of the Trustees of the Trust Issuer or any predecessor trustee for the Trust Issuer, and to hold harmless against, any loss, damage, claim, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

Item 16.  Exhibits and Financial Statement Schedules:

          The exhibits and financial statement schedules filed as part of this registration statement are as follows:

          (a)  List of Exhibits

1.1   Engagement letter between Fidelity Bankshares, Inc. and Ryan, Beck & Co.*

1.2   Form of Underwriting Agreement*

2 Plan of acquisition, reorganization, arrangement, liquidation or succession**

3.1   Certificate of Incorporation of Fidelity Bankshares, Inc.**

3.2   Bylaws of Fidelity Bankshares, Inc.**

4.1   Form of Indenture with respect to Fidelity Bankshares, Inc.'s ____% Junior
      Subordinated Deferrable Interest Debentures*

4.2   Form of Specimen ___% Junior Subordinated Deferrable Interest Debenture
      (included as an exhibit to Exhibit 4.1)*

4.3   Certificate of Trust of Fidelity Capital Trust I*

4.4   Trust Agreement of Fidelity Capital Trust I*

4.5   Form of Amended and Restated Trust Agreement of Fidelity Capital Trust I*

4.6   Form of Guarantee Agreement for Fidelity Capital Trust I*

4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5)*

4.8   Form of Certificate Evidencing Preferred Securities of Fidelity Capital
      Trust I (included as an exhibit to Exhibit 4.5)

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the validity of the Guarantee and the issuance of the ___% Junior Subordinated
      Deferrable Interest Debentures to be issued by Fidelity Capital Trust I.*

5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to the validity of the Preferred Securities to be issued by Fidelity Capital Trust I

8.1   Tax Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C.*

10.1  Employment Agreement with Vince A. Elhilow**

10.2  Severance Agreement with Richard D. Aldred**

10.3  Severance Agreement with Robert Fugate**

10.4  Severance Agreement with Joseph Bova**

10.5  1994 Stock Option Plan for Outside Directors**

10.6  1994 Incentive Stock Option Plan**

10.7  Recognition and Retention Plan for Employees**

10.8  Recognition Plan for Outside Directors**

12    Statements re: calculations of ratios*

13.1  Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996
      (included in Part I of the Registration Statement)

13.2  Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31,
      1997***

13.3  Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30,
      1997****

13.4  Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30,
      1997 (included in Part I of this   Registration Statement)*

23.1  Consent of Deloitte & Touche, LLP*

23.2  Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in
      Exhibit 5.1)

23.3  Consent of Morris, Nichols, Arsht & Tunnell (set forth in Exhibit 5.2)

24    Power of attorney (set forth on the signature pages to this Registration
      Statement)

25.1 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Indenture*

25.2 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Amended and Restated Trust Agreement*

25.3 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Guarantee Agreement for Fidelity Capital Trust I*

27    Financial Data Schedule*****

--------------------

*     Previously filed.

** Filed as exhibits to the Company's Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Securities and Exchange Commission on December 12, 1996 (Registration No. 333-17737). All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

***    Filed with the Securities and Exchange Commission on May 13, 1997.

****   Filed with the Securities and Exchange Commission on August 14, 1997.

***** Filed as exhibits to the Company's Form 10-K under the Securities Act of 1934, filed with Securities and Exchange Commission on March 28, 1997. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.



            (b)      Financial Statement Schedules

            No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.    Undertakings

            Each of the undersigned Registrant hereby undertakes:

            (a) that, for purposes of determining any liability under the Securities Act of 1933, each filing of Fidelity Bankshares, Inc.'s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (c)(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424 (b) (1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Fidelity Bankshares, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Palm Beach, Florida on the 12th day of January, 1998.

                                      FIDELITY BANKSHARES, INC.


                                      By:  /s/ Vince A. Elhilow
                                           ------------------------------------
                                           Vince A. Elhilow
                                           President and Chief Executive Officer
                                           (Duly Authorized Representative)

                               POWER OF ATTORNEY

          We, the undersigned directors and officers of Fidelity Bankshares, Inc. (the "Company") hereby severally constitute and appoint Vince A. Elhilow as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Vince A. Elhilow may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-2 relating to the offering of the Company's Preferred Securities, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Vince A. Elhilow shall do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and as of the dates indicated.


         Signatures                   Title                           Date
         ----------                   -----                           ----

/s/ Vince A. Elhilow          President, Chief Executive       January 12, 1998
----------------------------  Officer and Director (Principal
Vince A. Elhilow              Executive Officer)

/s/ Richard D. Aldred         Executive Vice President, Chief  January 12, 1998
----------------------------  Financial Officer and Treasurer
Richard D. Aldred             (Principal Financial and
                              Accounting Officer)

/s/ Joseph B. Shearouse, Jr.  Chairman of the Board            January 12, 1998
----------------------------
Joseph B. Shearouse, Jr.

/s/ Keith D. Beaty            Director                         January 12, 1998
----------------------------
Keith D. Beaty

/s/ F. Ted Brown, Jr.         Director                         January 12, 1998
----------------------------
F. Ted Brown, Jr.



         Signatures                   Title                           Date
         ----------                   -----                           ----
/s/ Christopher H. Cook
----------------------------
Christopher H. Cook           Director                          January 12, 1998

/s/ Donald E. Warren          Director                          January 12, 1998
----------------------------
Donald E. Warren


          Pursuant to the requirements of the Securities Act of 1933, Fidelity Capital Trust I certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Palm Beach, Florida, on the 12th day of January
1998.

                                      FIDELITY CAPITAL TRUST I



                                      By:  /s/ Vince A. Elhilow
                                           -------------------------------------
                                           Vince A. Elhilow
                                           Administrative Trustee


                                      By:  /s/ Richard D. Aldred
                                           -------------------------------------
                                           Richard D. Aldred
                                           Administrative Trustee


                                      By:  /s/ Christopher H. Cook
                                           -------------------------------------
                                           Christopher H. Cook
                                           Administrative Trustee

          We, the undersigned administrative trustees of Fidelity Capital Trust I (the "Trust Issuer") hereby severally constitute and appoint Vince A. Elhilow as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Vince A. Elhilow may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-2 relating to the offering of the Trust Issuer's Preferred Securities, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Vince A. Elhilow shall do or cause to be done by virtue thereof.

                            FIDELITY CAPITAL TRUST I



                                      By:  /s/ Vince A. Elhilow
                                           -------------------------------------
                                           Vince A. Elhilow
                                           Administrative Trustee


                                      By:  /s/ Richard D. Aldred
                                           -------------------------------------
                                           Richard D. Aldred
                                           Administrative Trustee


                                      By:  /s/ Christopher H. Cook
                                           -------------------------------------
                                           Christopher H. Cook
                                           Administrative Trustee

   As filed with the Securities and Exchange Commission on January 13, 1998.

                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             --------------------



                                   EXHIBITS
                                      TO
                            REGISTRATION STATEMENT
                                      ON
                                   FORM S-2



                             --------------------





                           FIDELITY BANKSHARES, INC.
                            FIDELITY CAPITAL TRUST I

================================================================================

                                 EXHIBIT INDEX
                                 =============

1.1  Engagement letter between Fidelity Bankshares, Inc. and Ryan, Beck & Co.*

1.2  Form of Underwriting Agreement*

2 Plan of acquisition, reorganization, arrangement, liquidation or succession**

3.1  Certificate of Incorporation of Fidelity Bankshares, Inc.**

3.2  Bylaws of Fidelity Bankshares, Inc.**

4.1  Form of Indenture with respect to Fidelity Bankshares, Inc.'s ____% Junior
     Subordinated Deferrable Interest Debentures*

4.2  Form of Specimen ___% Junior Subordinated Deferrable Interest Debenture
     (included as an exhibit to Exhibit 4.1)*

4.3  Certificate of Trust of Fidelity Capital Trust I*

4.4  Trust Agreement of Fidelity Capital Trust I*

4.5  Form of Amended and Restated Trust Agreement of Fidelity Capital Trust I*

4.6  Form of Guarantee Agreement for Fidelity Capital Trust I*

4.7 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5)*

4.8  Form of Certificate Evidencing Preferred Securities of Fidelity Capital
     Trust I (included as an exhibit to Exhibit 4.5)*

5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C. as to the validity of the Guarantee and the issuance of the ___% Junior Subordinated Deferrable
     Interest Debentures to be issued by Fidelity Capital Trust I.*

5.2 Opinion of Morris, Nichols, Arsht & Tunnell as to the validity of the Preferred Securities to be issued by Fidelity Capital Trust I.

8.1  Tax Opinion of Luse Lehman Gorman Pomerenk & Schick, P.C.*

10.1 Employment Agreement with Vince A. Elhilow**

10.2 Severance Agreement with Richard D. Aldred**

10.3 Severance Agreement with Robert Fugate**

10.4 Severance Agreement with Joseph Bova**

10.5 1994 Stock Option Plan for Outside Directors**

10.6 1994 Incentive Stock Option Plan**

10.7 Recognition and Retention Plan for Employees**

10.8 Recognition Plan for Outside Directors**

12.1 Statements re: calculations of ratios*

13.1 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1996
     (included in Part I of the Registration Statement)

13.2 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31,
     1997***

13.3 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30,
     1997****

13.4 Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30,
     1997 (included in Part I of this Registration Statement)*

23.1 Consent of Deloitte & Touche, LLP*

23.2 Consent of Luse Lehman Gorman Pomerenk & Schick, P.C. (set forth in Exhibit
     5.1)

23.3 Consent of Morris, Nichols, Arsht & Tunnell (set forth in Exhibit 5.2)

24   Power of attorney (set forth on the signature pages to this Registration
     Statement)

25.1 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Indenture*

25.2 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Amended and Restated Trust Agreement*

25.3 Form T-1: Statement of Eligibility of The Bank of New York to act as trustee under the Guarantee Agreement for Fidelity Capital Trust I*

27   Financial Data Schedule*****

--------------------

*      Previously filed.

** Filed as exhibits to the Company's Registration Statement on Form S-4 under the Securities Act of 1933, filed with the Securities and Exchange Commission on December 12, 1996 (Registration No. 333-17737). All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

***    Filed with the Securities and Exchange Commission on May 13, 1997.

****   Filed with the Securities and Exchange Commission on August 14, 1997.

***** Filed as an exhibit to the Company's Form 10-K under the Securities Act of 1934, filed with Securities and Exchange Commission on March 28, 1997. Such previously filed document is hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.